SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated July 03, 2006, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

PacifiCorp Compensation Reduction Plan ("CRP")

Scottish Power plc ("the  Company") announces that on 29 June 2006, resultant from dissolution of the CRP, the following  Directors disposed of stock at a price of $10.52 per ADS.

                        Number of shares                 Total Interest in
                                                         Ordinary Shares of 42p
                                                         each following this
                                                         notification*

Nolan Karras             30,584 (7646.1637 ADSs)                 4,521
Nancy Wilgenbusch         1,714 (428.6149 ADSs)                      0

*All less than 1% of the issued share capital

Mrs Sheelagh Duffield

Company Secretary

Telephone: 0141 636 4544

3 July 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: July 03, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary